SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

             GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.(1) (the “Issuer”)
(Name of Issuer)

                                      Series B Shares of Common Stock (“Series B Shares”)
(Title of Class of Securities)

                                                                         4005102(2)
(CUSIP Number)

Rémi Maumon de Longevialle
Chief Financial Officer, Vinci Airports SAS and
President, CONCESSOC 31 SAS
1973 Boulevard de la Défense
92000 Nanterre, France
                                                                  +33 1 57 98 73 85
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                                                                    May 25, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_________________________
(1)  Translation of Issuer’s Name: Central North Airport Group.
(2)  No CUSIP number exists for the underlying Shares, as the Shares are not traded in the United States. The CUSIP number 4005102 is only for the American Depositary Shares (“ADSs”) representing Series B Shares.

CUSIP NO. NOT APPLICABLE

1	NAMES OF REPORTING PERSONS
VINCI SA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
115,812,210 Series B Shares (3)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
115,812,210 Series B Shares (3)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
115,812,210 Series B Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.9 % Series B Shares (4) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, CO

___________________________
(3)  Includes the power to vote and dispose of 58,529,833 Series B Shares (including Series B Shares represented by ADSs) owned by CONCESSOC, 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA. SETA is entitled to convert the Series BB shares into Series B Shares solely upon their disposition to a third party.
(4)  Percentage calculated based on 58,529,833 Series B Shares (including Series B Shares represented by ADSs) owned by CONCESSOC, 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA. SETA is entitled to convert the Series BB shares into Series B Shares solely upon their disposition to a third party.

CUSIP NO. NOT APPLICABLE

1	NAMES OF REPORTING PERSONS
VINCI Concessions SAS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
115,812,210 Series B Shares(5)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
115,812,210 Series B Shares(5)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
115,812,210 Series B Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.9 % Series B Shares(6) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, CO

__________________
(5)  Includes the power to vote and dispose of 58,529,833 Series B Shares (including Series B Shares represented by ADSs) owned by CONCESSOC, 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA. SETA is entitled to convert the Series BB shares into Series B Shares solely upon their disposition to a third party.
(6)  Percentage calculated based on 58,529,833 Series B Shares (including Series B Shares represented by ADSs) owned by CONCESSOC, 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA. SETA is entitled to convert the Series BB shares into Series B Shares solely upon their disposition to a third party.

CUSIP NO. NOT APPLICABLE

1	NAMES OF REPORTING PERSONS
VINCI Airports SAS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
115,812,210 Series B Shares(7)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
115,812,210 Series B Shares(7)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
115,812,210 Series B Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.9 % Series B Shares(8) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, CO

______________________________
(7)  Includes the power to vote and dispose of 58,529,833 Series B Shares (including Series B Shares represented by ADSs) owned by CONCESSOC, 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA. SETA is entitled to convert the Series BB shares into Series B Shares solely upon their disposition to a third party.
(8)  Percentage calculated based on 58,529,833 Series B Shares (including Series B Shares represented by ADSs) owned by CONCESSOC, 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA. SETA is entitled to convert the Series BB shares into Series B Shares solely upon their disposition to a third party.

CUSIP NO. NOT APPLICABLE

1	NAMES OF REPORTING PERSONS
CONCESSOC 31 SAS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
115,812,210 Series B Shares(9)(10)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
115,812,210 Series B Shares(9)(10)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
115,812,210 Series B Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.9 % Series B Shares(11) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, CO

______________________________
(9)  CONCESSOC owns 862,703,375 shares of SETA. VINCI Airports Participations SAS owns 1 share of SETA for purposes of complying with Section I of Article 89 of the Mexican General Law of Business Organizations (Artículo 89 fracción I de la Ley General de Sociedades Mercantiles); however, while VINCI Airports Participations SAS is allowed to vote through its ownership of one share of SETA, it holds no dispositive or voting power for purposes of beneficial ownership over the 7,516,377 Series B Shares and 49,766,000 Series BB shares owned by SETA.
(10)  Includes the power to vote and dispose of 58,529,833 Series B Shares (including Series B Shares represented by ADSs), 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA. SETA is entitled to convert the Series BB shares into Series B Shares solely upon their disposition to a third party.
(11)  Percentage calculated based on 58,529,833 Series B Shares (including Series B Shares represented by ADSs), 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA. SETA is entitled to convert the Series BB shares into Series B Shares solely upon their disposition to a third party.

CUSIP NO. NOT APPLICABLE

1	NAMES OF REPORTING PERSONS
Servicios de Tecnologia Aeroportuaria, S.A. de C.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
57,282,377 Series B Shares(12)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
57,282,377 Series B Shares

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,282,377 Series B Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.8 % Series B Shares(13) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, CO

___________________________________
(12)  Includes the power to vote and dispose of 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA. SETA is entitled to convert the Series BB shares into Series B Shares solely upon their disposition to a third party.
(13)  Percentage calculated based on 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA. SETA is entitled to convert the Series BB shares into Series B Shares solely upon their disposition to a third party.

EXPLANATORY NOTE

This Amendment No. 1 amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on December 16, 2022 (as amended to date, the “Schedule 13D”) with respect to the Series B Shares of the Issuer. Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.
Item 1. Security and Issuer
 This Schedule 13D/A is being filed in relation to the Series B Shares of Common Stock (“Series B Shares”) of Grupo Aeroportuario del Central Norte, S.A.B. de C.V. (the “Issuer” or “OMA”).
The address of the principal executive offices of the Issuer is Plaza Metrópoli Patriotismo, Piso 5, Av. Patriotismo 201, Col. San Pedro de los Pinos, Benito Juárez, Ciudad de México, México.
Item 2. Identity and Background
Item 2 of the Schedule 13D is amended and supplemented to remove Aerodrome as a reporting person due to the Internal Restructuring (defined below) completed on May 25, 2023 described in Item 4 below.  This Schedule 13D/A is being filed by the following entities (each a “Reporting Person” and collectively, the “Reporting Persons”): Vinci,
Vinci C, Vinci A, CONCESSOC and SETA.
None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is amended and supplemented as follows:
The information set forth in Item 4 is hereby incorporated by reference into this Item 3.
Item 4.  Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:
Internal Restructuring
As a result of a cross-border merger completed on May 25, 2023 between Aerodrome and CONCESSOC to merge and dissolve Aerodrome into CONCESSOC for internal management purposes (the “Internal Restructuring”), the Series B Shares of the Issuer were transferred to CONCESSOC at fair market value. As a result, Aerodrome ceased to exist and ceased being a beneficial owner of the Series B Shares on May 25, 2023 and CONCESSOC became the direct beneficial owner of the Series B Shares previously held by Aerodrome as a consequence of Aerodrome’s contribution of all its assets and liabilities to CONCESSOC. Following the Internal Restructuring, all rights and obligations of Aerodrome were transferred ipso jure to CONCESSOC.
Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is amended and restated in its entirety as follows:
(a)-(b) As of the date of this Schedule 13D/A filing, the Reporting Persons have the following direct and indirect beneficial interest in Series B Shares.

Name/ Entity	Directly Owned(1)		Indirectly Owned(1)		Directly and Indirectly Owned(1)
	Number	% of Class	Number	% of Class	Number	% of Class
VINCI(2)	0	0.0%	115,812,210	29.9%	115,812,210	29.9%
VINCI C(2)	0	0.0%	115,812,210	29.9%	115,812,210	29.9%
VINCI A(2)	0	0.0%	115,812,210	29.9%	115,812,210	29.9%
CONCESSOC(3)	58,529,833	15.1%	57,282,377	14.8%	115,812,210	29.9%
SETA(4)	57,282,377	14.8%	0	0.0%	57,282,377	14.8%

(1) All percentages are based on 386,169,425 Series B Shares outstanding, as reported in the Form 20-F filed by the Issuer with the SEC on April 28, 2023, which is currently comprised of 336,403,425 Series B Shares outstanding plus the Purchased Series BB Shares that SETA is entitled to convert into Series B Shares solely upon their disposition to a third party.
(2) VINCI is the parent company of the VINCI Entities. VINCI C is a wholly-owned subsidiary of VINCI, VINCI A is a wholly-owned subsidiary of VINCI C, and CONCESSOC is a wholly-owned subsidiary of VINCI A. CONCESSOC owns 99.99% of shares of SETA and VINCI Airports Participations SAS owns 0.01% of SETA; however, VINCI Airports Participations SAS holds no dispositive or voting power over the 7,516,377 Series B Shares and 49,766,000 Series BB shares owned by SETA. CONCESSOC owns 100% of the equity interest of Aerodrome.
(3) CONCESSOC has the sole power to vote and dispose of 58,529,833 Series B Shares (including Series B Shares represented by ADSs), representing 15.1% of the shares of the Issuer previously held by Aerodrome.
VINCI exercises its rights over the Purchased Series B Shares and the Purchased Series BB Shares indirectly through VINCI C.
VINCI C exercises its rights over the Purchased Series B Shares and the Purchased Series BB Shares indirectly through VINCI A.
VINCI A exercises its rights over the Purchased Series B Shares and the Purchased Series BB Shares indirectly through CONCESSOC.
CONCESSOC exercises its rights over the Purchased Series B Shares and the Purchased Series BB Shares directly and indirectly through SETA.
(4) SETA has the sole power to vote and dispose of 7,516,377 Series B Shares and the Purchased Series BB Shares that SETA is entitled to convert into Series B Shares (solely upon their disposition to a third party), representing 14.8% of the shares of the Issuer.  CONCESSOC acquired 100% of the equity interest of Aerodrome and 99.99% shares of SETA on December 7, 2022.
(c) On May 25, 2023, Aerodrome and CONCESSOC completed an Internal Restructuring whereby Aerodrome was dissolved and 58,529,833 of the Series B Shares of the Issuer were transferred to CONCESSOC at fair market value.
(d) Not applicable.
(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2023

VINCI SA

By: /s/ Rémi MAUMON DE LONGEVIALLE
Name: Rémi MAUMON DE LONGEVIALLE
 Title: Attorney-in-Fact

VINCI CONCESSIONS SAS

By: /s/ Rémi MAUMON DE LONGEVIALLE
Name: Rémi MAUMON DE LONGEVIALLE
Title: Attorney-in-Fact

VINCI AIRPORTS SAS

By: /s/ Rémi MAUMON DE LONGEVIALLE
Name: Rémi MAUMON DE LONGEVIALLE
Title: Attorney-in-Fact

CONCESSOC 31 SAS

By: /s/ Rémi MAUMON DE LONGEVIALLE
Name: Rémi MAUMON DE LONGEVIALLE
Title: Attorney-in-Fact

SERVICIOS DE TECNOLOGIA AEROPORTUARIA, S.A. DE C.V.

By: /s/ Rémi MAUMON DE LONGEVIALLE
Name: Rémi MAUMON DE LONGEVIALLE
Title: Attorney-in-Fact